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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G (Rule 13d-102) Under the Securities Exchange Act of 1934
SmartVideo Technologies, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
831698

(CUSIP Number)
January 14, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed Rule 13d-1(b)

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 831698
1.	Names Of Reporting Persons. I.R.S. Identification nos. Of above persons (entities only).
Rene Hamouth

2.	Check The Appropriate Box If A Member	(a)	☐
	Of A Group (See Instructions)	(b)	☒

3.	Sec Use Only

4.	Citizenship Or Place Of Organization
CANADA

Number of Shares Beneficially Owned by Each Reporting Person With		5.	SOLE VOTING POWER
1,890,000 shares

		6.	SHARED VOTING POWER

		7.	SOLE DISPOSITIVE POWER
1,890,000 shares

		8.	SHARED DISPOSITIVE POWER

9.	Aggregate Amount Beneficially Owned By Each Reporting Person
1,890,000 shares

10.	Check If The Aggregate Amount In Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent Of Class Represented By Amount In Row (9)
27.2%

12.	Type Of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer:
SmartVideo Technologies, Inc.
(b)	Address of Issuer's Principal Executive Offices:
1650 Oakbrook Drive Suite 405 Norcross, GA 30093

Item 2.

(a)	Name of Person Filing:
Rene Hamouth
(b)	Address of Principal Business Office or, if none, Residence:
Rene Hamouth C/O Silbernagel & Company, 595 Howe St., Suite 700 Vancouver, B.C. V6C 2T5, Canada
(c)	Citizenship:
CANADA
(d)	Title of Class of Securities:
Common Stock
(d)	CUSIP Number:
831698
Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o),
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(l)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned
1,890,000 shares (1)

(b)	Percent of class:
27.2%

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote:
1,890,000 shares

	(ii)	Shared power to vote or to direct the vote:

	(iii)	Sole power to dispose or to direct the disposition of:
1,890,000 shares

	(iv)	Shared power to dispose or to direct the disposition of:

(1)
Mr. Hamouth. beneficially owns 1,890,000 shares of Common Stock of SmartVideo Technologies, Inc., of which 1,090,000 shares are owned by Mr. Hamouth directly and 800,000 shares are owned by the Hamouth Family Trust. Mr. Hamouth is the sole trustee of the Hamouth Family Trust.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Instruction    Dissolution of a group requires a response to this item

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-l (b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 31, 2003 Date
/s/ RENE HAMOUTH Rene Hamouth

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SIGNATURE